Exhibit 99.2

Autoriteit
Financiele Markten

[GRAPHIC OMITTED]

FORM FOR THE DISCLOSURE OF SECURITIES TRANSACTIONS IN THE OWN ISSUING
INSTITUTION

Form for the disclosure of securities transactions in the own issuing institution

Part I


1.  Name of issuing institution                 : New Skies Satellites N.V.

2.  Name of person obliged to notify            : New Skies Satellites N.V.

Sort of security
----------------

3.  Sort of security                            : Ordinary shares

    (Share/Bond/Option/Warrant/other)

4.  To be filled out if applicable:

       Nominal value of the security:           0.05 EUR

       Option series (call option/put option)

       Exercise price:

       Expiration date:


Transaction in the security indicated in questions 3 and 4
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5.  Date of the transactions       02-12-02     03-12-02    04-12-02    05-12-02

6a. Number of securities acquired
     in the transaction:           200,000      250,000     587,862     35,000

 b. Number of securities sold in
     the transaction:

7.   Price of the securities:      3.20 EUR     3.10 EUR    3.10 EUR    3.30 EUR

8.   Open/Close (in case of options)



To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:



M.J. Dent, General Counsel of New Skies Satellites N.V.
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Name

Rooseveltplantsoen 4                                        6 December 2002
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Address                                                     (Date)

2517 KR The Hague, The Netherlands                          /s/ M. Dent
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Postal code & city & country                                Signature